Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Penford Corporation for the registration of up to $100,000,000 of common stock, preferred stock, senior or subordinated debt securities, or convertible debt securities and to the incorporation by reference therein of our reports dated November 9, 2006, with respect to the consolidated financial statements of Penford Corporation, Penford Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Penford Corporation, included in its Annual Report (Form 10-K) for the year ended August 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado
July 26, 2007